

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

July 23, 2010

Ms. Jill Granoff
Chief Executive Officer
Kenneth Cole Productions, Inc.
603 West 50th Street
New York, NY 10019

     **Re:    Kenneth Cole Productions, Inc.**
              **Form 10-K for Fiscal Year Ended**
              **December 31, 2009**
              **Filed March 8, 2010**
              **File No. 001-13082**
              **Schedule 14A**
              **Filed April 16, 2010**

Dear Ms. Granoff:

       We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel and
                        Health Care Services